UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-34244

HUDBAY MINERALS INC.
(Translation of registrant’s name into English)

25 York Street, Suite 800
Toronto, Ontario
M5J 2V5, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ]                    Form 40-F [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]                     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____________________________

EXPLANATORY NOTE

On July 29, 2026, Hudbay Minerals Inc. (“Hudbay”) filed on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedarplus.ca the following documents: (1) Unaudited Condensed Consolidated Interim Financial Statements for the period ended June 30, 2026, (2) Management's Discussion and Analysis for the period ended June 30, 2026, (3) News Release dated July 29, 2026, (4) Form 52-109F2 - Certification of Interim Filings - CEO, (5) Form 52-109F2 - Certification of Interim Filings - CFO.

Copies of the filings are attached to this Form 6-K and incorporated herein by reference, as follows:

  Exhibit 99.1 — Unaudited Condensed Consolidated Interim Financial Statements for the period ended June 30, 2026

  Exhibit 99.2 — Management's Discussion and Analysis for the period ended June 30, 2026

  Exhibit 99.3 — News Release dated July 29, 2026

  Exhibit 99.4 — Form 52-109F2 - Certification of Interim Filings - CEO

  Exhibit 99.5 — Form 52-109F2 - Certification of Interim Filings - CFO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUDBAY MINERALS INC.
(registrant)

By:	/s/ Eugene Lei
Name:	Eugene Lei
Title:	President and Chief Financial Officer

Date: July 29, 2026

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description

99.1	Unaudited Condensed Consolidated Interim Financial Statements for the period ended June 30, 2026
99.2	Management's Discussion and Analysis for the period ended June 30, 2026
99.3	News Release dated July 29, 2026
99.4	Form 52-109F2 - Certification of Interim Filings - CEO
99.5	Form 52-109F2 - Certification of Interim Filings - CFO